EXHIBIT 28(a)

                           EARNINGS PRESS RELEASE


















































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DATARAM


                DATARAM REPORTS IMPROVED EARNINGS


     PRINCETON, N.J., May 29 / PR Newswire/ -- Dataram Corporation (AMEX: DTM) reported improved earnings for the fourth quarter and for fiscal 1996, Robert V. Tarantino, president and chief executive officer, announced today.
     Revenues for the fourth quarter ended April 30, 1996, were $22.0 million versus $27.2 million for the comparable prior year period. Net earnings were $446,000, or $.12 per share, compared to a net loss of $2,308,000 or $.61 per share, for the comparable prior year period.
     For the fiscal year ended April 30, 1996, revenues totaled $107.6 million compared to $103.0 million for the fiscal year ended April 30, 1995. Net earnings were $1,450,000, or $.38 per hare, versus a net loss of $1,299,000, or $.34 per share, for the prior fiscal year.
    "The price of dynamic random access memory (DRAM) chips -- which comprise approximately 95 percent of our memory product cost
- -- have declined more than 50 percent in the last four months as a result of a sudden and dramatic worldwide oversupply situation. Resulting competitive pressures in our marketplace have required us to sharply reduce selling prices for our products, " Tarantino stated. "We are pleased that we have achieved profitability in an extremely challenging and unpredictable business environment."
     Tarantino said that although selling prices have deteriorated, unit volumes shipped in fiscal 1996 were at record levels both for the fourth quarter and full year. He attributed Dataram's profitable performance to a streamlined, cost-efficient organization anchored by a highly automated, service-oriented production facility which produces customer orders in 24 hours or less. "This state-of-the-art facility enables us to satisfy demanding customer requirements while attaining low inventory levels," he added.
     "The fact that fourth quarter revenues decreased by 19 percent while selling prices declined by more than double that percentage figure, attests to the continuing strong demand for our memory products," Tarantino declared. "We face a major challenge in finding ways to stabilize revenues in the face of continued sustained pressure on selling prices."
     Dataram develops, manufactures and markets qualify computer memory products for workstations, servers and personal computers.


                            -more-


DATARAM CORPORATION.  P.O. BOX 7528  PRINCETON, NJ  08543-7528
(609) 799-0071  fax (609) 799-6734

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               DATARAM CORPORATION AND SUBSIDIARY
               Consolidated Summary Information
             (In thousands except per share amounts)

                        Quarter Ended         Twelve Months Ended
                     1996        1995         1996        1995
Revenues            $22,026     $27,231      $l07,627    $l03,028
Net Earnings (Loss)    $446     $(2,308)        1,450    $(1,299)
Net Earnings (Loss)
           Per Share   $.12       $(.61)         $.38    $  (.34)
Average Shares
  Outstanding         3,828       3,783         3,835       3.797
/deval/
- -0-               5/29/96
/CONTACT:  Mark Maddocks, Vice President, Finance of Dataram,
609-799-0071
(DTM)

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